Exhibit 99.6

PyroGenesis Announces Receipt of First Payment
Towards $25M+ DROSRITE™ Contract

MONTREAL, QUEBEC (GlobeNewswire – March 24, 2020) - PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that, further to its press release dated February 26th, 2020, the Company has received the first payment of approx. $1.44M under the exclusivity contract with Drosrite International LLC (“DI” or the “Client”).

In addition to the payment received today, PyroGenesis expects to receive further payments, the timing of which has been scheduled to match DI’s cash flow.

Please refer to DI press release1 dated March 23rd, 2020.

https://www.globenewswire.com/news-release/2020/03/23/2005020/0/en/Drosrite-International-LLC-Receives-First-Payment-under-US-17M-Contract-with-Radian-Oil-Gas-Services-Company.html

“The receipt of this first payment marks an important milestone for PyroGenesis as it triggers the official beginning of the project between DI and their client, in terms of benchmarks and deadlines,” said Mr. P. Peter Pascali, President and CEO of PyroGenesis. “We are also happy to confirm that the supply chain is intact despite this pandemic. Once again, we are proud to see the DROSRITE™ technology being adopted by one of the premier aluminum smelters in the world. It indeed validates PyroGenesis’ DROSRITE™ technology, as it has become the dross processing solution of choice to a very credible end-user.”

As previously disclosed, and as part of this exclusive arrangement between DI and PyroGenesis, DI will pay PyroGenesis approximately, based on current exchange rates, $25M over the next 12 months as well as approx. $3M per year (fixed) for the next two (2) years, together with a variable amount for the subsequent 18 years based on certain international benchmarks.

DI is a US based private company duly constituted and existing under the laws of the State of Delaware, providing state-of-the-art waste management technologies to the aluminum industry. DI is duly licensed by PyroGenesis to manufacture, market, sell and distribute DROSRITE™ systems and technology to the Kingdom of Saudi Arabia, and certain other countries in the Middle East, on an exclusive basis. All DROSRITE™ systems supplied by DI are manufactured in the USA.

1 https://www.globenewswire.com/news-release/2020/03/23/2005020/0/en/Drosrite-International-LLC-Receives-First-Payment-under-US-17M-Contract-with-Radian-Oil-Gas-Services-Company.html

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/